

July 13, 2012

<u>Via E-mail</u>
Laura W. Doerre
Vice President and General Counsel
Nabors Industries Ltd.
515 W. Greens Road, Suite 1200
Houston, TX 77067

> **Re:** **Nabors Industries Ltd.**
> **Form 10-K for Fiscal Year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-32657**

Dear Ms. Doerre:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Risk Factors, page 12</u>

<u>The nature of our operations presents inherent risks of loss …, page 14</u>

1. Please revise to address specifically, if material, the financial and operational risks associated with hydraulic fracturing such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids. In that regard, we note your disclosure on page 9 that the recent market shift to oil and liquids-rich shale plays resulted in increased demand for your drilling and well-servicing activities in North America. We also refer you to the following statement at page 32: "In our U.S. Lower 48 Land Drilling, Canadian Drilling and Pressure Pumping business units, operations have traditionally been driven by natural gas prices but the majority of current activity is being driven by the price of oil and natural gas liquids from unconventional reservoirs (shales)."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

CC: Charles J. Conroy
      Milbank, Tweed, Hadley & McCloy LLP